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Media Release

Credit Suisse Announces Launch of New ETN that Provides Liquid Exposure to the Merger Arbitrage Strategy

New Product is Linked to the Credit Suisse Merger Arbitrage Liquid Index (Net)

New York, October 4, 2010 Credit Suisse today announced the launch of the new Credit Suisse Merger Arbitrage Liquid Index (Net) ETN (the “ETN”), one of the first vehicles to offer investors access to the merger arbitrage strategy in a liquid, exchange traded format. Credit Suisse’s Investment Banking division is launching the ETN on one of the Asset Management Liquid Alternative Beta Indices.

The Credit Suisse Merger Arbitrage Liquid Index (Net) ETN (NYSE Arca: CSMA) is designed to correlate, subject to fees, to the performance of the Credit Suisse Merger Arbitrage Liquid Index (Net) which aims to gain broad exposure to the merger arbitrage strategy by using a quantitative methodology.

The exchange traded approach offers a variety of advantages to investors, including real-time pricing, intraday liquidity and full portfolio transparency — advantages previously not associated with alternative investments.  In addition, the ETN mitigates many of the risks usually associated with alternative investments such as illiquidity, fraud risk or individual manager risk.

The ETN joins the existing Credit Suisse Long/Short Liquid Index (Net) ETN (NYSE Arca: CSLS) to become the second in a suite of alternative ETN products. Together, the ETNs offer access to two of the most popular alternative investment strategies.

Michael G. Clark, head of the Structured Equity Derivatives desk in the Investment Bank, which is launching the ETN, added, “Historically, Merger Arbitrage strategies have provided attractive risk-adjusted returns, effectively allowing investors to diversify their equity exposure; however, complex structures and infrequent liquidity have made this sector difficult to access. We are excited to offer a product which provides liquid access to this strategy, especially in the current volatile market environment.”

“Investors today are seeking more liquid, transparent and cost effective solutions. By launching this ETN, we are expanding our liquid alternative investment offerings and demonstrating our commitment to providing innovative alternative solutions to our clients.” said Oliver Schupp, Head of the Beta Strategies Group which manages Credit Suisse’s Liquid Alternative Beta strategies.

This new ETN seeks to provide exposure to the Merger Arbitrage strategy as represented by the Credit Suisse Merger Arbitrage Liquid Index (Net), an index which benefits from daily valuations and a transparent rules-based construction process.  Equity positions are selected and weighted in accordance with a predefined quantitative methodology to gain exposure to a liquid and diversified set of announced merger deals. More information on the Credit Suisse Merger Arbitrage Liquid Index (Net)

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ETN can be found on: www.credit-suisse.com/notes.

The ETN may not suitable for all investors.

Contact Information

Karen Laureano-Rikardsen, Tel: 212 325 1719, karen.laureano-rikardsen@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world’s leading financial services providers and is part of the Credit Suisse group of companies (referred to here as ‘Credit Suisse’). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 48,300 people. The registered shares (CSGN) of Credit Suisse’s parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Investment Banking

In its Investment Banking business, Credit Suisse offers securities products and financial advisory services to users and suppliers of capital around the world. Operating in 57 locations across 30 countries, Credit Suisse is active across the full spectrum of financial services products including debt and equity underwriting, sales and trading, mergers and acquisitions, investment research, and correspondent and prime brokerage services.

Asset Management

In its Asset Management business, Credit Suisse offers products across a broad spectrum of investment classes, including alternative investments such as private equity, hedge funds, real estate and credit, as well as multi-asset class solutions, which include equities and fixed income products. Credit Suisse’s Asset Management business manages portfolios, mutual funds and other investment vehicles for a broad spectrum of clients ranging from governments, institutions and corporations to private individuals. With offices focused on asset management in 19 countries, Credit Suisse’s Asset Management business is operated as a globally integrated network to deliver the bank’s best investment ideas and capabilities to clients around the world.

All businesses of Credit Suisse are subject to distinct regulatory requirements; certain products and services may not be available in all jurisdictions or to all client types.

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Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the prospectus in that registration statement and the applicable term sheet, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you this term sheet, underlying supplement, prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

Certain information contained in this document constitutes “Forward-Looking Statements” (including observations about markets and industry and regulatory trends as of the original date of this document), which can be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “anticipate”, “target”, “project”, “estimate”, “intend”, “continue” or “believe”, or the negatives thereof or other variations thereon or comparable terminology. Due to various risks and uncertainties beyond our control, actual events, results or performance may differ materially from those reflected or contemplated in such forward-looking statements. Readers are cautioned not to place undue reliance on such statements. Credit Suisse has no obligation to update any of the forward-looking statements in this document.

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change. It has been prepared solely for information purposes and for the use of the recipient. No part of this material may be reproduced or retransmitted in any manner without the prior written permission of Credit Suisse.

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